NATIONAL PENN BANCSHARES, INC. & SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
Exhibit 12

(Dollars in thousands)	Year Ended December 31,
(unaudited)	2015	2014	2013	2012	2011
Computation of Earnings
Net income	$110,691	$98,706	$53,387	$98,910	$87,544
Add: Provision for income taxes	38,879	33,509	9,581	32,754	25,172
Less: Income (loss) from equity method investments	(255)	(549)	710	1,487	2,161
Income before income taxes	149,825	132,764	62,258	130,177	110,555
Fixed charges, excluding interest on deposits	18,760	15,107	16,540	38,564	48,847
Total earnings for computation,
excluding interest on deposits	168,585	147,871	78,798	168,741	159,402
Interest on deposits	18,649	18,543	22,379	26,822	40,534
Total earnings for computation,
including interest on deposits	$187,234	$166,414	$101,177	$195,563	$199,936

Computation of Fixed Charges
Portion of net rental expense deemed
representative of interest (a)	$2,941	$2,745	$2,702	$2,564	$2,450
Interest on short-term borrowed funds	1,628	1,625	1,846	2,117	2,506
Interest on long-term debt	14,191	10,737	11,992	33,883	43,891
Total fixed charges, excluding interest on deposits	18,760	15,107	16,540	38,564	48,847
Interest on deposits	18,649	18,543	22,379	26,822	40,534
Total fixed charges, including interest on deposits	$37,409	$33,650	$38,919	$65,386	$89,381

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend on a pre-tax basis	$—	$—	$—	$—	$3,246
Total fixed charges, excluding interest on deposits	18,760	15,107	16,540	38,564	48,847
Combined fixed charges and preferred stock
dividends, excluding interest on deposits	18,760	15,107	16,540	38,564	52,093
Interest on deposits	18,649	18,543	22,379	26,822	40,534
Combined fixed charges and preferred stock
dividends, including interest on deposits	$37,409	$33,650	$38,919	$65,386	$92,627

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	8.99x	9.79x	4.76x	4.38x	3.26x
Including interest on deposits	5.01x	4.95x	2.60x	2.99x	2.24x

Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends:
Excluding interest on deposits	8.99x	9.79x	4.76x	4.38x	3.06x
Including interest on deposits	5.01x	4.95x	2.60x	2.99x	2.16x

(a) The portion of rents shown as representative of the interest factor is one-third of total net operating rent expense.